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Form of Proxy – Annual Meeting of Shareholders of Bank of Montreal to be held on March 2, 2006

Notes to Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of the Bank, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized officer(s).

3.	If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by the Bank.

4.	The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 and 2 and AGAINST shareholder proposals no. 1 through 3.

5.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Proxy Circular.

•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

•	Complete, sign and date the reverse hereof.

•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

Proxies submitted must be received by 5:00 P.M., Eastern Standard Time, on March 1, 2006.

THANK YOU

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Form of Proxy – Bank of Montreal

This Proxy is solicited by and on behalf of the Management of Bank of Montreal (“the Bank”). The undersigned Shareholder of the Bank hereby appoints David A. Galloway, Chairman of the Board, or failing him, F. Anthony Comper, President and Chief Executive Officer, or instead of either of them the undersigned wishes to appoint (insert name in box to the right) the attorney and proxy of the undersigned for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual Meeting of Shareholders to be held on the 2nd day of
March, 2006 and at any and all adjournments thereof. Subject to the voting restrictions under the Bank Act, a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/her at the meeting may do so by inserting such other person’s name in the boxed area above. The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein. This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specified and to vote in the proxyholder’s discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. Unless otherwise specified, your shares will be voted by the management of the Bank FOR the matters in items 1 and 2 and AGAINST shareholder proposals no. 1 through 3.

Directors and management recommend Shareholders vote FOR the following matters:

1.   Election of Directors

	For	Withhold		For	Withhold		For	Withhold

Robert M. Astley	☐	☐	Ronald H. Farmer	☐	☐	Philip S. Orsino	☐	☐
Stephen E. Bachand	☐	☐	David A. Galloway	☐	☐	J. Robert S. Prichard	☐	☐
David R. Beatty	☐	☐	Harold N. Kvisle	☐	☐	Jeremy H. Reitman	☐	☐
Robert Chevrier	☐	☐	Eva Lee Kwok	☐	☐	Guylaine Saucier	☐	☐
F. Anthony Comper	☐	☐	Bruce H. Mitchell	☐	☐	Nancy C. Southern	☐	☐

2. Appointment of Auditors	For ☐	Withhold ☐

Shareholder Proposals    Directors and management recommend Shareholders vote AGAINST shareholder proposals 1 through 3 below:

	For	Against		For	Against		For	Against

Shareholder Proposal No. 1	☐	☐	Shareholder Proposal No. 2	☐	☐	Shareholder Proposal No. 3	☐	☐

The text of the shareholder proposals is contained in Schedule 2 of the Proxy Circular.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

Signature(s)	Signing Capacity (if applicable)

Date-Day Month Year

Quarterly Financial Statements Request
If you wish to receive the Bank’s interim financial statements along with the related Management’s Discussion and Analysis by mail, please check the box to the right. You will be required to complete this request on an annual basis. Checking the box to the right does not affect your receipt of the annual report and proxy materials.	☐

Minutes of Meeting Request Mark this box if you would like to receive the minutes of Bank of Montreal’s 2006 Annual Meeting of Shareholders.	☐

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